UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number: 001-34977

YOUKU.COM INC.

11/F, SinoSteel Plaza, 8 Haidian Street

Beijing 100080, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUKU.COM INC.

By	:	/s/ Dele Liu
Name	:	Dele Liu
Title	:	Chief Financial Officer

Date: August 24, 2011

EXHIBIT INDEX

Exhibit 99.1 – Press release

Exhibit 99.2 – Notice of Annual General Meeting

Exhibit 99.3 – Form of Proxy for Annual General Meeting

Exhibit 99.4 – Ballot for the Annual General Meeting

Exhibit 99.5 – Voting Instruction Card for American Depositary Shares

Exhibit 99.1

Youku.com Inc. to Hold 2011 Annual General Meeting on October 17, 2011

Beijing, August 24, 2011 — Youku.com Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku” or the “Company”), today announced that it will hold its 2011 annual general meeting of shareholders at 47/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong on October 17, 2011 at 12:15 p.m. (Hong Kong time). Holders of record of ordinary shares of the Company at the close of business on August 24, 2011 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Citibank, N.A.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the company’s website at ir.youku.com. Youku has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2010, with the U.S. Securities and Exchange Commission. Youku’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the Company’s annual report, free of charge, by contacting Youku.com Inc., 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing 100080, the People’s Republic of China, telephone: +86 10 5885-1881, email: ryan.cheung@youku.com.

About Youku

Youku.com Inc. is China’s leading Internet television company. Our Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of our Class A ordinary shares, are traded on NYSE under the symbol “YOKU”.

For further information, please contact:

Investor Relations:

Ryan Cheung

Corporate Finance Director

Youku.com Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

Caroline Straathof

IR Inside

Tel: (+31) 6-54624301

Email: caroline.straathof@irinside.com

Exhibit 99.2

Youku.com Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: YOKU)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on October 17, 2011

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Youku.com Inc. (the “Company”) will be held at 47/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong on October 17, 2011 at 12:15 p.m. (Hong Kong time), and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To consider and, if thought fit, pass the following resolution as a special resolution:

“RESOLVED, as a special resolution:

THAT the change of the Company’s legal name from “Youku.com Inc.” to “Youku Inc.”, which has been approved by the resolutions of the Company’s board of directors passed on January 25, 2011, be and hereby is authorized and approved; and

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

The Board of Directors of the Company has fixed the close of business on August 24, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Citibank, N.A., the depositary of the Company’s ADS program.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at ir.youku.com, or by contacting Youku.com Inc., 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing 100080, the People’s Republic of China, telephone: +86 10 5885-1881, email: ryan.cheung@youku.com.

By Order of the Board of Directors,

/s/ Victor Wing-Cheung Koo
Victor Wing-Cheung Koo
Chairman of the Board of Directors and
Chief Executive Officer

Beijing, August 24, 2011

Exhibit 99.3

YOUKU.COM INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: YOKU)

Form of Proxy for Annual General Meeting

to Be Held on October 17, 2011

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Youku.com Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.00001 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 47/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong on October 17, 2011 at 12:15 p.m. (Hong Kong time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on August 24, 2011 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. The quorum of the AGM is at least one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about August 31, 2011.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands, with a copy delivered to its offices at 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing 100080, the People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Ryan Cheung) at 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing 100080, the People’s Republic of China, telephone: +86 10 5885-1881 as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

Youku.com Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: YOKU)

Form of Proxy for Annual General Meeting

to Be Held on October 17, 2011

(or any adjourned or postponed meeting thereof)

I/We                      of                                         , being the registered holder of                      ordinary shares 1, par value US$0.00001 per share, of Youku.com Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or                      of                                          as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 47/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong at 12:15 p.m. (Hong Kong time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR[3]	AGAINST[3]	ABSTAIN[3]
1.	The resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the approval of change of the Company’s legal name.

Dated , 2011	Signature(s)[4]

[1]

Please insert the number and class (i.e., Class A or Class B) of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

Exhibit 99.4

Youku.com Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: YOKU)

Ballot for the Annual General Meeting

Held on October 17, 2011

(or any adjourned or postponed meeting thereof)

I/We                      of                                         , being the registered holder of                      ordinary shares 1, par value US$0.00001 per share, of Youku.com Inc. (the “Company”), hereby cast my ballot as follows:

No.	RESOLUTION	FOR[2]	AGAINST[2]	ABSTAIN[2]
1.	The resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the approval of change of the Company’s legal name.

Signature(s)[3]

[1]

Please insert the number and class (i.e., Class A or Class B) of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[3]

This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

Exhibit 99.5

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 a.m. (New York City time) on September 30, 2011 for action to be taken.

2011 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Youku.com Inc. (the “Company”)

ADS CUSIP No.:	98742U100.

ADS Record Date:	August 24, 2011.
Meeting Specifics:	Annual General Meeting of Shareholders (the “Meeting”) - October 17, 2011 at 12:15 p.m. (Hong Kong time) at 47/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of December 8, 2010.
Deposited Securities:	Class A Ordinary Shares, Par Value $0.00001 per Share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong Branch.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement identified above (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that under the Cayman Islands law and the Company’s Memorandum and Articles of Association, voting at any meeting of shareholders of the Company is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the board of directors of the Company or by one or more shareholders holding at least 10% of the paid up voting share capital of the Company, present in person or by proxy. The Company has informed the depositary that voting at the Meeting will be by poll. Please note that pursuant to Section 4.10 of the Deposit Agreement, as voting is by poll, the Depositary will instruct the Custodian to vote the relevant Deposited Securities in accordance with the voting instructions received from the holders of ADSs.

As set forth in Section 4.10 of the Deposit Agreement, neither the Depositary nor the Custodian shall exercise any discretion as to voting. If the Depositary timely receives voting instruction from a Holder which fail to specify the manner in which the Depositary is to vote, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. If no voting instructions are received from a Holder, such Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs; provided, that no such instruction shall be deemed given with respect to any matter as to which the Company informs the Depositary that (i) the Company does not wish to give such proxy; (ii) there exists substantial opposition, or (iii) such matter would have a material adverse effect on the holders of Deposited Securities, and (y) in the event that the vote is on a show of hands. The Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Agenda:

1.	To consider and, if thought fit, pass the resolution as set forth in Item 1 of the Company’s Notice of Meeting regarding the approval of change of the Company’s legal name.

A	Issues

	For	Against	Abstain
Resolution 1	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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